UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

UPLIFT NUTRITION, INC.

(Exact name of registrant as specified in its corporate charter)

NEVADA	000-52890	20-4669109
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 W Hwy 316, Citra, FL 32113

(Address of principal executive offices)

Registrant’s telephone number, including area code: 352-595-2970

Explanatory Note

We are filing this amendment (the “Amendment”) to Schedule 14f-1 filed with the Securities and Exchange Commission on March 11, 2016 (the “Original Filing”) (the Amendment and Original Filing, collectively, the “Information Statement”) to revise the record date from February 22, 2016 to March 17, 2016 and the mailing date from March 16, 2016 to May 20, 2016. We are also updating Sean Martin’s bibliography in this Amendment.

Except as disclosed herein, no other changes have been made to the Original Filing, which is incorporated herein by reference in its entirety.

UPLIFT NUTRITION, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Amendment No. 1

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND

NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF Uplift Nutrition, INC.

INTRODUCTION

This Amendment is being mailed together with the Original Filing on or about May 20, 2016 to the holders of record at the close of business on March 17, 2016 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Uplift Nutrition, Inc., a Nevada corporation (“we”, “us”, “our”, “Uplift” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with all anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until the date 10 days following the mailing of this Information Statement (the “Schedule 14 Information Statement Effective Date”).

Mr. Sean Martin’s bibliography included at page 9 in the Original Filing, as well as relevant information included at note 6 of page 6 and note 2 of page 7, is hereby revised and updated as follows:

Mr. Martin is a FINRA licensed registered representative and is a seasoned investment banking executive with over 25 years of capital markets experience. He has been the head of capital market teams for a multitude of investment banking and merchant banking operations, raising and structuring capital requirements for dozens of small and middle market companies. Mr. Martin has also been a board member for both public and private companies, advising on both capital raising and business opportunities across a diverse range of industries from biotechnology, metals and mining, healthcare, media and technology. Since May 1, 2016, Mr. Martin joined Source Capital Group LLC, a FINRA member Broker/Dealer Investment Bank as a general securities principal, prior to which he was registered with COVA Capital Partners LLC, a FINRA registered broker-dealer from November 2014. He also had experience working with Ocean Cross Capital Markets LLC (08/2011 - 06/2013), Southridge Investment Group LLC (05/2009 - 08/2011) and TriPoint Global Equities, LLC (06/2007 - 12/2008). Mr. Martin holds FINRA Series 7, 63, and 79 licenses. Mr. Martin graduated from University of Vermont with a degree in Finance in 1990.

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For more information, please refer to the Original Filing, which is incorporated herein by reference in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UPLIFT NUTRITION, INC.

Dated: May 18, 2016	By:	/s/ Sean Martin
Name: Sean Martin
Title: Chief Executive Officer

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